P.E 8·30·02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2002




02058286

333-14002-01

HOLMES FINANCING (No 4) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

CR

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 02 August 2002 to 09 September 2002

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period	
	Number	£000's
Brought Forward	287,441	17,837,380
Replenishment	12,511	835,227
Repurchased	(5,343)	(374,066)
Redemptions	(6,559)	(485,831)
Losses	(14)	(35)
Other Movements	0	(103,825)
Carried Forward	288,036	17,769,990

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	536,565	22,834,715
Repurchased	(71,397)	(4,949,868)
Redemptions	(92,226)	(6,513,736)
Losses	(117)	(345)
Other Movements	0	0
Carried Forward	288,036	17,769,990

Annualised 1 Month CPR	74.44%	*(Including
Annualised 3 Month CPR	70.42%	redemptions and
Annualised 12 Month CPR	45.74%	repurchases)

* The annualised CPR's are expressed as a percentage of the
  outstanding balance at the end of the period

Asset Profiles

Weighted Average Seasoning	40.48
Weighted Average Loan size	£61,693.64
Weighted Average LTV	75.05% *** (see below)
Weighted Average Remaining Term	19.01

Product Type Analysis

	£000's	%
Variable Rate	11,812,600	66.47%
Fixed Rate	5,418,313	30.49%
Tracker Rate	539,677	3.04%
Flexible Mortgages	0	0.00%
	17,769,990	100.00%

<u>Holmes Financing No 4 plc</u>

<u>Periodic Report re Holmes Trustees Limited and Holmes Funding Limited</u>
<u>For Period 09 August 2002 to 09 September 2002</u>

All values are in thousands of pounds sterling unless otherwise stated
<u>Mortgage Standard Variable Rate</u>

	<u>Effective Date</u>	<u>Rate</u>
	01 December 2001	6.10%

<u>Geographic Analysis</u>

Region	Number	£000's	%
East Anglia	11,172	613,113	3.46%
East Midlands	15,529	800,316	4.50%
Greater London	53,391	4,152,989	23.37%
North West	13,704	622,039	3.50%
North	34,703	1,739,657	9.76%
South East	76,258	5,675,642	31.94%
South West	22,586	1,338,913	7.53%
Wales	15,334	706,946	3.98%
West Midlands	19,635	1,048,799	5.90%
Yorkshire and Humberside	20,413	938,844	5.27%
Unknown	2,031	138,832	0.78%
Total	288,036	17,769,990	100.00%

<u>Original LTV Bands</u>

Range	Number	£000's	%
0.00 - 25.00	4,157	163,914	0.92%
25.01 - 50.00	27,822	1,383,636	7.79%
50.01 - 75.00	68,769	4,469,711	25.27%
75.01 - 80.00	14,805	1,008,463	5.68%
80.01 - 85.00	18,805	1,313,022	7.39%
85.01 - 90.00	41,035	2,947,989	16.50%
90.01 - 95.00	112,843	6,462,285	36.37%
Total	288,036	17,769,990	100.00%

~ The balance is the current outstanding balance on the account
including accrued interest. The LTV is that at origination and
excludes any capitalised high loan to value fees, valuation fees
or booking fees.

<u>Arrears</u>

Band	Number	Principal	Overdue	%
Current	279,787	17,316,866	(2,986)	97.49%
1.00 - 1.99 months	6,531	296,234	2,517	1.66%
2.00 - 2.99 months	1,233	66,946	1,001	0.39%
3.00 - 3.99 months	584	32,841	881	0.18%
4.00 - 4.99 months	312	16,897	469	0.10%
5.00 - 5.99 months	216	11,817	413	0.07%
6.00 -11.99 months	303	13,481	756	0.09%
12 months and over	26	1,127	105	0.01%
Properties in Possession	44	1,291	135	0.01%
Total	288,036	17,756,499	3,491	100.00%

<u>Definition of Arrears</u>
This arrears multiplier is calculated as the arrears amount (which is
the difference between the expected monthly repayments and the
amount that has actually been paid, i.e. a total of under and/or
over payments) divided by the monthly amount repayable. It is
recalculated every time the arrears amount changes, i.e. on the
date when a payment is due.

Holmes Financing No 4 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2002 to 08 September 2002

All values are in thousands of pounds sterling unless otherwise stated

Shares of Trust last Distribution Date (09 September 2002)

	£000's	%
Funding Share	10,505,840	59.12125%
Seller Share	7,284,150	40.87875%
	17,789,990	100.00000%

Minimum Seller Share	710,660	4.00%

Cash Accumulation Ledger

	£000's
Brought Forward	412,655
Additional Amounts Accumulated	21
Payment of Notes	0
Carried Forward	412,676

Excess Spread

Quarter to 15/7/2002	0.5691%
Quarter to 15/4/2002	0.5414%
Quarter to 15/1/2002	0.5487%
Quarter to 16/10/2001	0.4621%

Reserve Funds

	First Reserve	Second Reserve
Balance as at 15/7/2002	£185,000,000.00	£30,059,959.59
Required Amount as at 15/7/2002	£185,000,000.00	£73,825,687.00
Percentage of Notes	1.78%	0.29%

Properties in Possession

Stock

	Current Period	
	Number	£000's
Brought Forward	38	1,455
Repossessed in Period	21	709
Sold in Period	(15)	(738)
Carried Forward	44	1,426

	Cumulative	
	Number	£000's
Repossessed to date	184	8,192
Sold to date	(140)	(6,766)
Carried Forward	44	1,426

Repossession Sales Information

Average time Possession to Sale	60	Days
Average arrears at time of Sale	£3,021.00	

MIG Claim Status

	Number	£000's
MIG Claims made	37	656
MIG Claims outstanding	9	64

Average time claim to payment	29

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £16 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 4) PLC

Dated: 23rd September, 2002

By _____

P J Lott (Authorised Signatory)